Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

December 18, 2024

Re: Concreit Fund I LLC

Offering Statement on Form 1-A

Filed October 31, 2024

File No. 024-12457

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated November 25, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12457) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on July 2, 2024. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter, followed by our response:

Amendment No 1. to Form 1-A filed on October 31, 2024

1.	Comment:
We note your response to comment 1 and the deletion in your “Plan of Distribution” section of when settlement may occur. Please address how often settlement will occur and when the first settlement will occur with the current offering. We note your statement in your response that you intend for settlement to occur promptly after the sale of the investor shares. Please revise your disclosure in the “Plan of Distribution” section to clarify when you intend for settlement to occur.

Response:

Thank you for your comment regarding the settlement timing in our "Plan of Distribution" section. We appreciate the opportunity to provide clarity on this matter.

We have revised the "Plan of Distribution" section to include more specific information about our settlement timing.

This revision reflects our actual practices more accurately while still allowing for exceptional cases that may require additional time. We believe this approach provides investors with a clear understanding of our typical settlement timeframe while maintaining flexibility for unusual circumstances.

We remain committed to efficient operations and transparency with our investors, and we believe this revised disclosure achieves both objectives.

2.	Comment:
We note your response to comment 4. Your prior disclosure in the Form 1-A filed on July 2, 2024 in Part I Item 6 showed 97,343 Investor Shares issued for $93,449 under Section 4(a)(2) and Rule 506(c) of Regulation D. Your current disclosure in the Form 1-AA1 filed October 31, 2024 in Part I Item 6 only shows the 3,974,514 Investor Shares issued for $3,815,533 under Regulation A, as is noted in Part I Item 4 of that filing. Please revise Part I Item 6 to reflect the Investor Shares that were issued under Section 4(a)(2) and Rule 506(c) of Regulation D as previously noted in that section. Also revise Part I Item 6 to reflect the issuance Investor Shares under Regulation A which is noted in Part I Item 4. Finally, advise us of the issuance of the common shares as previously noted in Part I Item 6. Please revise or advise us as appropriate.

Response:
We have revised Part I Item 6 to represent the amounts raised in both offerings under Regulation A and Rule 506(c) of Regulation D. We apologize about the confusion that arose in the comment 12 of the original response letter dated on August 2, 2024 from the Comission which we interpreted as removing amounts and references to the Regulation D offering in our Regulation A documents. Given the amount of time that has lapsed since we initially filed in July, we have updated the numbers included and are now up to date as of this response date.

The issuance of common shares has been updated to reflect the correct name of the shares, which is also listed in Part 1 Item 6.

Date Range	Offering Type	Investor Shares	Amount
December 18, 2023 - December 18, 2024	Regulation A+ Tier 2	1,997 ,274	$1,91 7,383

December 18, 2023 - December 18, 2024	Regulation D	1,121 ,036	$1,07 6,195

3	Comment:
We note your response to comment 5. In your response you indicate that between May 13, 2021, and July 2, 2024 (when the current Form 1-A was filed), you sold under Regulation A Tier 2 13,087,343 Investor Shares for $12,563,847. We also note your statement that you complied with all the requirements under Regulation A and indicate that your Offering Circular included detailed information about the company, investment strategy, financial statements, and the terms of the offering. It appears to us that you have not updated your offering statement as required by Rule 252(f)(2)(i) and 252(f)(2)(ii) after your Form 1-A POS filed May 7, 2021, qualified on May 13, 2021. It also appears that the offer and sales of investor shares made after May 13, 2022, appear to not have the required updated financial statements and changed facts and events after the qualification date of May 13, 2021. Finally, we note that you have made issuances of at least 3,974,514 Investor Shares for $3,815,533 during the last 12 months under Regulation A. It appears to us that your current offering under Regulation A (File No. 24-11171, initially qualified on May 21, 2020) should have terminated on May 21, 2023 since Rule 251(d)(3)(F) indicates “[t]hese securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold; ….” Please advise us whether the company is currently offering any Investor Shares pursuant to Regulation A. In this regard, we note that the company continues to file Form 253G2s monthly. Also provide us with the legal and factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.

Response:
The Company is not currently selling Investor Shares pursuant to Regulation A. The Company immediately stopped selling Investor Shares as of July 2, 2024, when it received the SEC’s initial response to the Form 1A-POS filing on July 2, 2024. The Company was relying on Sosnow & Associates PLLC after its initial qualification on May 13, 2020 for all regulatory and compliance guidance. The Company was never instructed by Sosnow & Associates PLLC it needed to file a request for requalification within 3 years of its initial qualification and had been relying on maintaining its filing scheduling with its current legal council, Geraci LLP given the transition of law firms. The Company takes compliance very seriously and never intended to violate Rule 251(d)(3)(F). In furtherance of always trying to adhere to all regulatory requirements, the Company continued to file Form 253G2s post July 2, 2024, the date it halted the sale of all Investor Shares, given the Company continued to operate and pay out monthly distributions to its then-current Investors.

The Company acknowledges the gap of time between the termination of its qualification on May 21, 2023 and July 2, 2024 when it immediately halted the sale of its Offering. The Company takes the matter seriously and has since changed law firms and hired an internal head of Compliance along with building an internal compliance team to ensure all SEC regulatory mandates are adhered to. Given this Offering does not have any redemption penalties or lock-up periods, there is no fees that could be waived for those investors that purchased Investor Shares post May 13, 2023. In-fact, there were 4,795,660 Investor Shares purchased between May 21, 2023 and July 2, 2024. All of these Investor Shares have had only positive returns with no change in NAV per share along with the consistent weekly dividends. Any of the Investors that purchased Investor Shares post May 21, 2023, have had the capacity to redeem their Investor Shares per the terms of the offerings redemption plan.

In the spirit of transparency, if the Staff deems necessary, we can send a communication to all investors who purchased Investor Shares post May 13, 2023 notifying them that their purchase of the Investor Shares was after qualification was inadvertently terminated and to offer a recision or redemption. That being said, we would like the Staff to note that the Company continued to file 252G2s, 1-SAs and 1-Ks updating the public of all substantive changes to the Offering. We respectfully request the Staff to consider the Company’s inadvertent mistake, its remedial efforts of creating an internal Head of Compliance position, replacing Sosnow & Associates PLLC with Geracil LLC, and if requested by the Staff, sending a letter to Investors who purchased Investor Shares post May 31, 2023 notifying them of such incident.

4	Comment:
Please advise us of all the sales of Investor Shares, with the number of Investor shares sold and dollar amounts sold, from May 14, 2022, through May 21, 2023, made under Regulation A. Also advise us of all the sales of Investor Shares, with the number of Investor shares sold and dollar amounts sold, from May 22, 2023, through the current date. Advise us of the last date Investor Shares have been sold under Regulation A.

Response:
Thank you for your inquiry regarding the sales of Investor Shares. I have reviewed our records and compiled the requested information. Please find below a detailed breakdown of the Investor Share sales for the specified periods. Please note that the numbers provided are inclusive of reinvested distributions.

Date Range	# of Investor Shares	Amount

May 14, 2022 - May 21, 2023	5,190,800	$4,978,193

May 22, 2023 - December 18, 2024	4,795,660	$4,603,834

Offering Summary, page 1

5.	Comment:
Please revise your Offering Summary to address the company’s current portfolio of commercial real estate, real estate loans and real-estate related securities. We note the company’s total assets of approximately $8 million as of December 31, 2023 and net income of approximately $449,000 for the period ended December 31, 2023.

Response:
Thank you for your comment regarding the Offering Summary as we appreciate your guidance and the opportunity to provide more comprehensive information to potential investors. In response to your request, we have added a Portfolio Overview section with a break-down of the assets held. We have also updated and expanded the details in our “Mortgages, Properties and Investments” section. We currently do not hold any commercial real estate properties or residential real estate equity assets.

We believe these additions to the Offering Summary will provide potential investors with a clearer understanding of our current portfolio asset composition.

Related Fees Paid by Unaffiliated Third Parties, page 6

6.	Comment:
We note your response to comment 17. We also note that there are no changes made in this section reflecting any related fees paid by unaffiliated third parties to your manager. Please disclose, here and on page 38, the amounts of any related fees paid by unaffiliated third parties to your manager as of the date of this offering statement. If no related fees paid by unaffiliated third parties have been paid up to the date of the offering statement, then clearly indicate that in this section.

Response:
Thank you for your follow-up comment regarding our response to the previous comment 17 and the disclosure of related fees paid by unaffiliated third parties to our manager. We appreciate your thorough review and the opportunity to provide further clarification on this matter.

Upon careful consideration of your comment, we acknowledge that our previous response and the offering statement did not adequately address the issue of related fees paid by unaffiliated third parties. To address this oversight and ensure full transparency, we have added sections on page 6 and 41 to disclose related fees paid by unaffiliated third parties.

Distributions, page 7

7.	Comment:
Please indicate the amount of distributions made during the current fiscal year and the distributions made in the fiscal years ended December 31, 2023 and December 31, 2022. Also indicate the amount of cash distributions made and the amount of distributions that are made as distributions of Investor Shares for the noted periods.

Response:
Thank you for your inquiry regarding the distributions made by our company. I appreciate the opportunity to provide you with the requested information concerning our distribution history. In response to your request, I have compiled the summary below.

The information you‘ve requested includes both cash distributions and distributions made in the form of Investor Shares. I have carefully reviewed our financial records to ensure accuracy in reporting these figures. Please find below a detailed breakdown of the distributions for the specified periods. The table includes the total amount of distributions made, separated into distributions of Investor Shares and cash distributions for each fiscal year requested.

Fiscal Year	Total Distributions	Reinvested Distributions	Cash Distributions

1/1/2024 - 10/31/2024	$444,451	$273,524	—

1/1/2023 - 12/31/2023	$447,659	$447,659	—

1/1/2022 - 12/31/2022	$273,855	$273,855	—

1/1/2021 - 12/31/2021	$128,928	$128,794	$134

Monthly NAV Per Investor Share Adjustments, page 10

8.	Comment: We note your response to comment 19 states that you have included a quantitative valuation breakdown for the $0.96 computed NAV per investor share. We reissue our comment as we were unable to locate where you provided the quantitative valuation breakdown. Please revise your offering circular to include a quantitative valuation breakdown (e.g., fair value of equity investments, fair value of loans and participations held for investment), or tell us how you determined such disclosure is not necessary.

Response:
Thank you for your follow-up comment regarding our response to comment 19 concerning the quantitative valuation breakdown for the $0.96 computed NAV per investor share. We appreciate your thorough review and the opportunity to provide further clarification on this matter.

Upon careful re-examination of our previous submission, we have added a table on page 53 under “Monthly Pricing Supplement” that we believe will address the need to provide a quantitative breakdown of the NAV per share and our methodology for calculating this.This breakdown is referenced in the beginning of our Offering Circular under “Monthly NAV Per Investor Share Adjustments,” which was on page 10.

Failure to qualify as REIT would cause us to be taxed as a regular corporation, page 18

9.	Comment: We note that the company indicated in the Form 1-A filed on May 13, 2020 (qualified on May 21, 2020), that you intended to qualify as a REIT for federal income tax purposes beginning with your taxable year ending December 31, 2020. We also note that the company has failed to qualify as a REIT for the fiscal years ended December 31, 2020, December 31, 2021, December 31, 2022, and December 31, 2023. Please revise this risk factor to clearly indicate that the company has failed to qualify as a REIT during the noted time periods along with the resulting impacts on the company.

Response:
We have revised the risk factor to include our delay in qualifying as a REIT for the fiscal years 2020, 2021, 2022, and 2023. We have added clarity on our timeline to file as a REIT, which we have already begun the internal work in preparation for filing as a REIT with the IRS for 2024.

Management, Managing-Member of Our Manager, page 34

10.	Comment: We note your response to comment 28. Please revise this section to specifically disclose your management’s business experience over that past five years and include their dates of employment. Revise to address the principal business conducted by Matrix Partners, Unlock Venture Partners, Snowball Investments, Talon Private Capital, Vibrant Cities, Avidian Technologies, and Columbia Pacific Advisors. Please refer to Item 21 of Form S-11 and Item 401 of Regulation S-K.

Response:
We appreciate the SEC's comment regarding the disclosure of our management's business experience. We have revised our offering circular to provide comprehensive details about our management team, board members, and Investment Advisory Committee (IAC) members, including:

1.	For each executive officer and board member, we have included:
	●	Full name and age
	●	Current position with our company
	●	Specific dates of employment and roles
	●	Detailed five-year business history
	●	Educational background where relevant
2.	For the companies mentioned in your comment:
	●	Matrix Partners: A venture capital firm represented by Dana Stalder, who serves as a non- employee board member. Matrix Partners made an investment in our Sponsor.
	●	Unlock Venture Partners: A venture capital firm where Andy Liu serves as partner (non- employee board member). Unlock Venture Partners made an investment in our Sponsor.
	●	Snowball Investments: A real estate investing firm where Jeff Rakow (IAC member) serves as managing partner.
	●	Talon Private Capital: A real estate investment firm where Jeff Rakow previously served as managing director.
	●	Vibrant Cities: A commercial real estate development firm where James Wong (IAC member) serves as Co-Founder/CEO.
	●	Avidian Technologies: A CRM software company founded by James Wong (IAC member).
	●	Columbia Pacific Advisors: An alternative investment firm where Brad Shain (IAC member) serves as Portfolio Manager

3.	We have clarified that our IAC members are non-employees who serve in an advisory capacity only, without active management or decision-making roles in the company. We have included the indication of a non-employee where appropriate.

We believe these revisions provide investors with clear and comprehensive information about our management team's qualifications and experience, as required by Item 21 of Form S-11 and Item 401 of Regulation S-K.

Liquidity and Capital Resources, page 50

11.	Comment: We note that you have “$7,541,629 invested across 18 investments”. Please revise to briefly indicate what type of real estate properties the company has acquired in its operations.

Response:
Thank you for your comment regarding our types of real estate properties. We appreciate your thorough review and the opportunity to provide additional clarity on our real estate investments.

In response to your request, we have revised our offering circular under the section referenced to include a brief overview of the types of real estate investments and notes our company has acquired in its operations, which currently does not include any real estate properties.

Prior Performance Summary, page 55

12.	Comment: We note your response to comment 34. Please clarify whether your Manager has operated or managed prior programs with similar investment objectives. See Industry Guide 5 and Item 7(c) of Form 1- A

Response:
We appreciate your feedback regarding our Manager's prior experience as it relates to our offering. We would like to clarify that our Manager, Concreit Fund Management LLC, has been actively managing investments under this strategy since May 2019. During this time, we have successfully operated under a strategy focused on generating consistent weekly distributions for our investors.

We have added additional language in our Offering Circular to clarify our Manager and Sponsor’s experience. Our Manager has produced positive and consistent weekly dividends for investors over the past three years.

Reinvestment Plan, page 65

13.	Comment: We note your response to comment 37 and your disclosure regarding the reinvestment distribution plan. Please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (ii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iii) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Response:
Thank you for your comment regarding our reinvestment distribution plan. We have carefully reviewed your feedback, and we made revisions to our Offering Circular that we believe fully addresses the points and concerns raised in your comment.

These revisions demonstrate our commitment to compliance with Regulation A and provide investors with clear information about how the distribution reinvestment plan operates within the regulatory framework. We have clarified that we will provide investors with a hyperlink to our current offering circular in connection with and at the time of any distribution reinvestment (in reference to Rule 251(d)(1)(iii)). We have also clarified how we comply with limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan. We also included language to clarify what would happen with our distribution reinvestment plan if we become ineligible to offer and sell securities through Regulation A at the time of such sales.

14.	Comment:
Please revise to indicate the amount of the minimum threshold for a financial network transfer and the amount of the transactions fees associated with the Concreit Platform if you receive a distribution in cash ("opt-out").

Response:
Thank you for your comment on a minimum threshold for a financial network transfer and the amount of the transaction fees associated with the Concreit Platform if an investor wishes to “opt out” and receive a distribution in cash. We have added further detail and believe we have addressed this request.

Index to Financial Statements, page F-1

15.	Comment: Please update your financial statements in an amended filing. Refer to Part F/S of Regulation A.

Response:
Thank you for your comment regarding our financial statements. We have added more recent financial statements in our amended filing.

Part III Exhibits, page 95

16.	Comment: We note your response to comment 39 and the filed opinion of Sosnow & Associates PLLC as to the legality of the securities. Please revise the legal opinion to opine upon all securities being offered, address the assessability of the investor shares, and include the date of the opinion. Please also revise the assumptions in paragraph B as they appear overly broad. For example, we note that you have assumed under paragraph B(i) “due incorporation or formation … due organization….” See Item 17 (11) and (12) of Form 1-A and Staff Legal Bulletin No. 19 for guidance.

Response:
Attached as Exhibit F is the revised Legal Opinion of current counsel, Geraci LLP.

Signatures, page 96

17.	Comment: Please revise to have the principal financial officer sign the signatures page or revise to indicate the appropriate capacity on the signatures page.

Response:
Thank you for bringing this to our attention. We have added the signature of our Chief Financial Officer to the signature page.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures